Exhibit 18.1

Board of Directors

RCN Corporation

196 Van Buren Street

Herndon, VA 20170

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10Q/A filing pursuant to item 601 of regulation S-K.

We have performed a SAS 100 review of the consolidated financial statements included in the Company’s Quarterly Report on Form 10Q for the period ended March 31, 2005. Note 1 “Organization and Basis of Presentation” describes a change in accounting for legal fees. The Company was previously accruing anticipated legal fees for legal actions based upon fees contemplated should it decide to litigate the matters. Management has changed its method of accounting for legal fees to accruing the fees when the work is performed. It should be understood that the preference of one acceptable method of accounting over another for accounting for legal fees has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons for the change in Form 10Q/A, and our discussions with management as to their judgment about the relevant business factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles board Opinion No. 20, with the guidance promulgated in FASB Emerging Issues Task Force Topic D-77 and the definition of a liability as noted in Financial Accounting Standards Concept Statement No. 6.

Very truly yours,

/s/ Friedman LLP

Friedman LLP

East Hanover, NJ